S 20004122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco (City) New York (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Wien 914-242-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co., LLP
(Name – *if individual, state last, first, middle name*)

5000 Thayer Center Suite C (Address) Oakland (City) MD (State) 21550 (Zip Code)

SEC Mail Processing Section
MAR 05 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Market Securities, LLC, as of March 3, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO & CFO

Title

Notary Public

ROBERTA LEBOWITZ
Notary Public - State of New York
No. 01LE6355957
Qualified In New York County
My Comm. Expires Mar. 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AJSH & Co LLP
Chartered Accountants
(Formerly known as "AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Mid-Market Securities, LLC

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mid-Market Securities, LLC (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
March 3, 2020

MID-MARKET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 79,070
Prepaid expenses	6,547
	$ 85,617

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 19,540
	19,540
Member's equity:	66,077
	$ 85,617

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Mid-Market Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in 2003.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2019, the Company had no uninsured cash balances.

Revenue

The Company's revenue is substantially derived from consulting contracts. Revenue is recorded as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a single-member LLC, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statues and regulations.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2019, the Company had excess net capital of $16,077. The Company's percentage of aggregate indebtedness to net capital was 30%.

Note 3 – Member Equity

In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

Note 4 – Lease Commitments

The Company subleases office space under an informal verbal agreement on a month to month basis at the rate of $3,250 a month. Rent expense paid under this arrangement for the year 2019 amounted to $39,000.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through January 31, 2020, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2019 requiring disclosure.

Note 6- Related Party Transaction

The Company has only one related party which is sole member of the company i.e. Robert W. Wien. The company has received contribution of $8,500 from Mr. Robert W. Wien and has paid health insurance expense amounting to $454.80.

Note 7- Recent Accounting Pronouncement

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

MID-MARKET
SECURITIES
Member FINRA/SIPC

Robert W.Wien
President & CEO

Mid-Market Securities, LLC
11 East 44th Street, 19th Floor
New York, NY 10017
www.mmsib.com

Tel : 212-400-4048
Mobile : 914-907-9528
Fax : 646-292-5141
Skype: RWWien
E-mail: rwwien@mmsib.com